SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Veraz Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

923359103
(CUSIP Number)

Anthony Housefather
Executive Vice President Corporate Affairs and General Counsel
Dialogic Corporation
9800 Cavendish Blvd., 5th floor
Montreal, Quebec
Canada H4M 2V9

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Shon Glusky, Esq.
Bingham McCutchen LLP
399 Park Avenue
New York, New York 10022
(212) 705-7000

May 12, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box ❑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

1	Names of Reporting Persons Dialogic Corporation
2	Check the Appropriate Box if a Member of a Group (a) ❑ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ❑
6	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,801,403(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,801,403(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13	Percent of Class Represented by Amount in Row (11) 35.7%(1)(2)
14	Type of Reporting Person CO

(1)  As described in this Schedule 13D, the reporting person has shared voting power over shares beneficially owned by Norwest Venture Partners IX, L.P.; NVP Entrepreneurs Fund IX, L.P.; Norwest Venture Partners VII-A, L.P.; Argonaut Holdings LLC; Prescott Group Aggressive Small Cap Master Fund, L.P.; Star Bay Technology Ventures IV, L.P.; Star Bay Partners, L.P.; Star Bay Associates Fund, L.P.; Star Bay Entrepreneurs Fund, L.P.; Douglas Sabella; Albert Wood; William Rohrbach; Israel Zohar; Bob L. Corey; Pascal Levensohn; and Michael West with respect to the specific matters identified in those certain Voting Agreements, each dated as of May 12, 2010, by and between each of such individuals and entities and the reporting person (the “Voting Agreements”). Neither the filing of this statement on Schedule 13D, nor any of its contents, will be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the shares beneficially owned by the other parties to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Calculated based on 44,257,042 shares of the issuer’s Common Stock, par value $0.001 per share, outstanding as of May 7, 2010, as represented and warranted to the reporting person by the issuer in the Acquisition Agreement, dated as May 12, 2010, by and between Dialogic Corporation and Veraz Networks, Inc.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Veraz Networks, Inc., a Delaware corporation (the “Issuer”).

The Issuer’s principal executive office is located at 926 Rock Avenue, Suite 20, San Jose, CA 95131.

Item 2.  Identity and Background

(a)  The reporting person filing this Schedule 13D is Dialogic Corporation, a British Columbia corporation (“Dialogic”).

(b), (c)  Dialogic’s principal executive office is located at 9800 Cavendish Blvd., 5th floor
Montreal, Quebec, Canada H4M 2V9.  Dialogic provides hardware and software for network service providers and enterprise communication networks. Set forth in Schedule I to this Schedule 13D is the name, citizenship and present principal occupation or employment of each of Dialogic’s executive officers and directors, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d), (e) During the past five years, neither Dialogic nor, to Dialogic’s knowledge, any person named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither Dialogic nor, to Dialogic’s knowledge, any person named in Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On May 12, 2010, Dialogic and the Issuer entered into an Acquisition Agreement (“Acquisition Agreement”), pursuant to which the Issuer will acquire all of the outstanding shares in the capital of Dialogic in exchange for shares of Issuer Common Stock (the “Arrangement”).  Upon consummation of the transactions contemplated by the Acquisition Agreement, Dialogic will become a wholly-owned subsidiary of the Issuer.  Pursuant to the Acquisition Agreement, 110,580,900 shares of Issuer Common Stock will be issued to the Dialogic shareholders.  After taking into account the issuance of stock options to purchase Issuer Common Stock in exchange for Dialogic stock options, the Dialogic shareholders and optionholders will hold approximately 70% and existing stockholders and optionholders of the Issuer will hold approximately 30% of the outstanding securities of the Issuer following the closing.

Item 4.  Purpose of Transaction

Acquisition Agreement

Pursuant to the terms of the Acquisition Agreement, the Issuer will acquire all of Dialogic’s outstanding common and preferred shares in the capital of Dialogic in exchange for shares of Issuer Common Stock.  The Arrangement will be carried out pursuant to a Plan of Arrangement pursuant to the British Columbia Business Corporations Act as set forth in the Acquisition Agreement.  Upon the completion of the Arrangement, the Dialogic shareholders will be entitled to receive an aggregate of 110,580,900 shares of Issuer Common Stock.  All outstanding options to purchase Dialogic common shares will be exchanged for options to purchase Issuer Common Stock.

Prior to the Issuer’s stockholders’ meeting to vote on the issuance of shares of Issuer Common Stock in the Arrangement (“Issuer’s Stockholders’ Meeting”), Issuer shall have taken or caused to be taken all necessary corporate action such that immediately after the effective time of the Arrangement, the board of directors of Issuer and the composition of the committees of the board of directors of Issuer shall be composed of the persons agreed upon by Dialogic and Issuer prior to the closing date of the Arrangement and related transactions pursuant to the Acquisition Agreement (“Closing Date”).  Issuer and Dialogic agree that promptly after the effective time of the Arrangement, the senior officers of Issuer and each of its subsidiaries, including Dialogic, shall be those persons agreed upon by Dialogic and Issuer prior to the Closing Date.  In the event that Dialogic and Issuer fail to agree upon the composition of the board of directors of Issuer before the Closing Date, Dialogic shall have the right to nominate six (6) directors for election and Issuer shall have the right to nominate three (3) directors and those nine (9) directors shall determine the senior officers of Issuer and its subsidiaries and shall establish the composition of Issuer’s board committees.

Each of the Issuer and Dialogic has made customary representations, warranties and covenants in the Acquisition Agreement, including, among others, covenants: (a) to conduct their respective businesses in the ordinary course during the interim period between the execution of the Acquisition Agreement and the consummation of the Arrangement; (b) not to engage in certain kinds of transactions during such period or solicit or engage in discussions with third parties regarding other proposals to be acquired, in each case subject to specified exceptions; and (c) to seek approval from stockholders of the Issuer and shareholders of Dialogic in connection with the transaction.

Consummation of the Arrangement is subject to customary conditions, including: (a) the approval of the Arrangement by the shareholders of Dialogic and the approval by the stockholders of the Issuer of the issuance of shares of Issuer Common Stock; (b) absence of any applicable restraining order, injunction or governmental litigation prohibiting the Arrangement; (c) the absence of material adverse effect with respect to each of the Issuer and Dialogic; (d) the accuracy of the representations and warranties of each party, subject to specified materiality thresholds; (e) performance in all material respects by each party of its obligations under the Acquisition Agreement; (f) completion of the restructuring of Dialogic’s indebtedness; (g) the approval of the Arrangement by the Supreme Court of British Columbia; and (h) antitrust approvals, including expiration of termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.  The Acquisition Agreement contains certain termination rights for both the Issuer and Dialogic in certain circumstances, some of which may require the Issuer to pay Dialogic a termination fee of $1,500,000 and an expense reimbursement of up to $1,000,000 or Dialogic to pay the Issuer a termination fee of $3,000,000 and an expense reimbursement of up to $1,000,000.

The foregoing description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement and the Plan of Arrangement, which are filed as Exhibit 1 hereto, and are incorporated herein by reference.

Support and Voting Agreements

At the same time that the Acquisition Agreement was entered into, the following stockholders of the Issuer (the “Specified Issuer Stockholders”) each entered into a Voting Agreement with Dialogic (collectively, the “Issuer Voting Agreements”): Norwest Venture Partners IX, L.P.; NVP Entrepreneurs Fund IX, L.P.; Norwest Venture Partners VII-A, L.P.; Argonaut Holdings LLC; Prescott Group Aggressive Small Cap Master Fund, L.P.; Star Bay Technology Ventures IV, L.P.; Star Bay Partners, L.P.; Star Bay Associates Fund, L.P.; Star Bay Entrepreneurs Fund, L.P.; Douglas Sabella; Albert Wood; William Rohrbach; Israel Zohar; Bob L. Corey; Pascal Levensohn and Michael West.

The Issuer Voting Agreements provide that each of the Specified Issuer Stockholders will, among other things, appoint Dialogic as proxy and vote all of their beneficially owned shares of Issuer Common Stock in favor of the issuance of Issuer Common Stock to Dialogic shareholders pursuant to the Acquisition Agreement and against an alternative transaction.  Under the terms of each Issuer Voting Agreement, each Specified Issuer Stockholder also has agreed to certain restrictions on the transferability of his or its Issuer Common Stock and the transferability of certain voting rights.  Each Issuer Voting Agreement will terminate upon the earliest of: (a) completion of the Arrangement; (b) the termination of the Acquisition Agreement in accordance with its terms; or (c) mutual agreement by Dialogic and the Specified Issuer Stockholder.

Dialogic paid no consideration in exchange for the Specified Issuer Stockholders entering into the Voting Agreements.  Dialogic’s purpose in entering into the Issuer Voting Agreements is to promote its aim of completing the Arrangement.

Certain shareholders of Dialogic (the “Specified Dialogic Shareholders”) entered into a Support Agreement (the “Dialogic Support Agreement”) with the Issuer.  The Dialogic Support Agreement provides that each of the Specified Dialogic Shareholders will, among other things, vote its Dialogic common and preferred shares in favor of the Arrangement and against an alternative transaction.  The Dialogic Support Agreement will terminate upon the earliest of: (a) the completion of the Arrangement; (b) mutual agreement among the Issuer and the Specified Dialogic Shareholders; or (c) the termination of the Acquisition Agreement in accordance with its terms.

The foregoing descriptions of the Issuer Voting Agreements and Dialogic Support Agreement do not purport to be complete and are qualified in their entirety by reference to the form of Issuer Voting Agreement and the Dialogic Support Agreement, which are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

Except as described in this Item 4, neither Dialogic nor, to the knowledge of Dialogic, any person named on Schedule 1 to this Schedule 13D, has any present plans or proposals which relate or would result in: (a) the acquisition by any such person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a), (b)  Pursuant to the Issuer Voting Agreements, Dialogic is, or may be deemed to be, the beneficial owner of 15,801,403 shares of Issuer Common Stock as of May 12, 2010.  These shares represent approximately 35.7% of the outstanding shares of Issuer Common Stock calculated in accordance with Rule 13d-3 and based on 44,257,042 shares of the Issuer’s Common Stock outstanding as of May 7, 2010, as represented and warranted to Dialogic by the Issuer in the Acquisition Agreement.  Dialogic has shared voting power over all of these shares with respect to the matters described in Item 4 above, but Dialogic expressly disclaims beneficial ownership of any of the shares owned by the Issuer Specified Stockholders and disclaims membership in any group with such parties.  To the knowledge of Dialogic, no director or executive officer of Dialogic named in Schedule I to this Schedule 13D beneficially owns shares of Issuer Common Stock.

(c)  Neither Dialogic nor, to the knowledge of Dialogic, any director or executive officer of Dialogic named in Schedule I to this Schedule 13D, has effected any transaction in shares of Issuer Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To Dialogic’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D, or between such persons and any other person, with respect to any securities of the Issuer, other than the following:

•
The Acquisition Agreement, which contemplates the acquisition by Dialogic of Issuer Common Stock in the Acquisition. The information relating to the Acquisition Agreement set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

•	The Issuer Voting Agreements. The information relating to the Issuer Voting Agreements set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Item 7.  Material To Be Filed as Exhibits

Exhibit                      Description

1
Acquisition Agreement, dated May 12, 2010, by and between Veraz Networks, Inc. and Dialogic Corporation (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 14, 2010).

2	Form of Issuer Voting Agreement (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 14, 2010).

3	Dialogic Support Agreement, dated May 12, 2010 (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 14, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 14, 2010
Dialogic Corporation.

By:           /s/ Anthony Housefather
Name:           Anthony Housefather
Title:           Executive Vice President Corporate Affairs and General Counsel

Schedule I

Executive Officers and Directors of Dialogic

Executive Officers of Dialogic as of May 14, 2010

Mr. Jensen, Mr. Gagnon and Mr. Housefather are each  employed by Dialogic Corporation, which has a principal business address of 9800 Cavendish Blvd., 5th floor, Montreal, Quebec, Canada H4M 2V9.  Mr. Cook is employed by Dialogic Inc., a U.S. based subsidiary of Dialogic with an address at 1515 Route 10, Parsippany, New Jersey.

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship
Nick Jensen	President, CEO of Dialogic	Denmark
Jean Gagnon	Executive Vice President, CFO	Canada
Anthony Housefather	Executive Vice President Corporate Affairs, General Counsel	Canada
Kevin Cook	Senior Vice President Worldwide Sales and Support	United States

Directors of Dialogic as of May 14, 2010

Name and Address	Employer, Title, Present Principal Occupation or Employment	Country of Citizenship
Nick Jensen c/o Dialogic Corporation 9800 Cavendish Blvd., 5th floor, Montreal, Quebec, Canada H4M 2V9	President, CEO of Dialogic	Denmark
Alex Guira c/o Dialogic Corporation 9800 Cavendish Blvd., 5th floor, Montreal, Quebec, Canada H4M 2V9	Managing Director of Investcorp Technology Partners	United States
Anand Radhakrishnan c/o Dialogic Corporation 9800 Cavendish Blvd., 5th floor, Montreal, Quebec, Canada H4M 2V9	Principal of Investcorp Technology Partners	United States
Dion Joannou c/o Dialogic Corporation 9800 Cavendish Blvd., 5th floor, Montreal, Quebec, Canada H4M 2V9	Businessperson	United States
Mikael Konnerup c/o Dialogic Corporation 9800 Cavendish Blvd., 5th floor, Montreal, Quebec, Canada H4M 2V9	Businessperson	Denmark
Pierre McMaster c/o Dialogic Corporation 9800 Cavendish Blvd., 5th floor, Montreal, Quebec, Canada H4M 2V9	Businessperson	Canada
Rajneesh Vig c/o Dialogic Corporation 9800 Cavendish Blvd., 5th floor, Montreal, Quebec, Canada H4M 2V9	Managing Director of Tennenbaum Capital Partners	United States

Exhibit Index

Exhibit                      Description

1
Acquisition Agreement, dated May 12, 2010, by and between Veraz Networks, Inc. and Dialogic Corporation (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 14, 2010).

2	Form of Issuer Voting Agreement (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 14, 2010).

3	Dialogic Support Agreement, dated May 12, 2010 (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 14, 2010).